SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE l3G

Under the Securities Exchange Act of 1934

(Amendment No.:    )*

LCNB Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50181P100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule l3d-1(b)

 [  ] Rule l3d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

SCHEDULE l3G

CUSIP No. 50181P100

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities) LCNB Corp. I.R.S. ID No. 31-1626393
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 344,220
	6.	Shared Voting Power 290,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 634,790

9.	Aggregate Amount Beneficially Owned By Each Reporting Person: 634,790
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented by Amount in Row (9): 6.33%
12.	Type of Reporting Person: HC

SCHEDULE 13G

CUSIP No. 50181P100

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities) LCNB National Bank I.R.S. ID No. 31-0352330
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 344,220
	6.	Shared Voting Power 290,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 634,790

9.	Aggregate Amount Beneficially Owned By Each Reporting Person: 634,790
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented by Amount in Row (9): 6.33%
12.	Type of Reporting Person: BK

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Item 1(a)	Name of Issuer: LCNB Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 2 N. Broadway Lebanon, OH 45036
Item 2(a)	Name of Person(s) Filing: LCNB Corp. LCNB National Bank
Item 2(b)	Address of Principal Business Office: 2 N. Broadway Lebanon, OH 45036
Item 2(c)	Citizenship: Ohio
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 50181P100
Item 3	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are)

(a) [ ]	Broker or dealer registered under Section 15 of the Act.
(b) [ ]	Bank as defined in Section 3(a) (6) of the Act.
(c) [ ]	Insurance company as defined in Section 3(a)(l9) of the Act.
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act.
(e) [ ]	Investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E).
(f) [ ]	Employee benefit plan, pension fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or endowment fund; see Rule 13d-l(b) (1) (ii) (F).
(g) [ ]	Parent Holding Company in accordance with Rule 13d-1 (b) (ii) (G).

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(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	a church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with Rule l3d-1(b) (1) (ii) (3).

Item 4  Ownership

(a)	Amount Beneficially Owned:	634,790
(b)	Percent of Class:	6.33%
(c)	Number of Shares as to which LCNB Corp. has:
	(i) Sole power to vote or direct the vote:	344,220
	(ii) Shared power to vote or direct the vote:	290,570
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	634,790
	Number of Shares as to which LCNB National Bank has:
	(i) Sole power to vote or direct the vote:	344,220
	(ii) Shared power to vote or direct the vote:	290,570
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	634,790

LCNB National Bank is a wholly owned subsidiary of LCNB Corp. and LCNB Corp. is therefore deemed to be the beneficial owner of all shares held by LCNB National Bank.

Item 5	Ownership of Five Percent or Less of a Class N/A
Item 6

Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by LCNB National Bank. To their knowledge, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8	Identification and Classification of Members of the Group N/A
Item 9	Dissolution of Group N/A
Item 10	Certification
N/A

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2018

LCNB Corp.

By:  /s/ Michael Miller

Michael Miller

Executive Vice President & Trust Officer

LCNB National Bank

By:  /s/ Michael Miller

Michael Miller

Executive Vice President & Trust Officer

EXHIBIT 99

Filing Agreement dated February 20, 2018

Re: Joint Filing of Schedule l3G and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13G attached hereto;

(ii) the attached Schedule l3G, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2018

LCNB Corp.

By:  /s/ Michael Miller

Michael Miller

Executive Vice President & Trust Officer

LCNB National Bank

By:  /s/ Michael Miller

Michael Miller

Executive Vice President & Trust Officer